UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES
ACT OF 1933

For the year ended December 31, 2021

Waverly Labs Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11323

Delaware	47-2321350
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)
19 Morris Avenue Brooklyn, NY. 11205	646-480-2644
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Series C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to Waverly Labs Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe”, “estimate”, “expect”, “anticipate”, “intend”, “plan”, “seek”, “may”, “will”, “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on January 19, 2021, as modified by any Supplements and Amendments thereto.

We were materially and adversely affected by the COVID-19 outbreak in 2020 and 2021. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors”, and all Supplements filed in connection therewith. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Summary

We are an innovative consumer products company founded in the state of Delaware in June of 2014. Our mission is to develop a global brand of voice and language products that combine innovation in hardware and software into cutting edge wearable speech translation technology and other online and mobile software solutions. We strive to improve the user experience by creating not only translation capabilities but intuitive designs, features and robust user experiences. We have a passion for technology and a passion for expanding the means of communication and connection with speech translation systems.

Our Products

In 2016, we launched our first smart earpiece, “Pilot Smart Earbuds”, that provides music streaming, voice assisted capabilities and automatic translation of 15 spoken languages. We also launched the “Pilot Speech Translator”, a mobile application which facilitates mobile translation on smart phones and serves as the interface to toggle between languages on our Pilot Smart Earbuds. Our Pilot Smart Earbuds were the first consumer product to offer language translation in an earbud format, and we sold over $8,000,000 in products to over 30,000 customers between 2016 and 2019.

In 2019, as a result of our evaluation of market trends, competition, gross margins and the potential for broader market opportunities, we discontinued our Pilot Smart Earbuds and focused our efforts on launching our second product, the “Ambassador Interpreter”, an over the ear translation product engineered to accommodate more varied user experiences, such as classrooms and lectures, group meetings and international conferences. The Ambassador Interpreter is designed to target professional interpreters, bilingual businesses, foreign students and travelers.

The Ambassador Interpreter, combined with the accompanying App, is extremely user-friendly and has innovative translation features which makes it well positioned to disrupt the global interpretation and translation market. The Pro version of the App, if released, will allow users to customize our innovative product to their professional, commercial or personal needs, by adding features including customized glossaries and remote syncing.

Our Ambassador Interpreter has the following characteristics:

●	Patented Bluetooth architecture that allows 4 units to sync with one smartphone
●	Interprets 20 languages and 42 dialects
●	Over-the-ear feature for hygienic sharing
●	Superior translation and signal strength
●	Capable of capturing speech up to a distance of 8 feet
●	Battery life of up to 4 hours
●	Three modes: Listen, Lecture, Converse

As a complement to Ambassador Interpreter, and in conjunction with our pivot to developing voice and language products for teams and professionals, in 2021 we began developing two new solutions for the B2B market. Both new products, Audience, and Subtitles, debuted in Q1 2022 at the Consumer Electronics Show and have an expected market release in Q2 2022. Our Audience product, a translation solution for lectures, educators and conference event organizers, has the following characteristics:

•	Translates to larger audiences in multiple languages simultaneously

•	Simple Code to join and listen

•	No hardware requirements

Our Subtitles product provides translation for hygienic, safe in-person interactions. With a two-sided screen providing near real-time translation to each person on the other side. Subtitles has the following characteristics:

•	Touch interface for users to select language

•	Real-time transcript and fast translation

•	Safety barrier for additional viral protection

Sales and Distribution

Despite strong economic, political and trade anxieties, the global voice and language sector has continued to grow, and the specific demand for professional interpreters and foreign language employees is continuing to experience rapid growth. We generate revenue through direct product sales of Ambassador Interpreter, with a “Pro” subscription service to the product being contemplated for Fall 2022. A significant portion of our Pilot Smart Earbuds sales were to professional organizations, which often purchased bulk orders (2-15 units per customer), and we have seen this trend increase with bulk Ambassador Interpreter orders of up to 120 units per customer. Additionally, our two new products for 2022 – Audience and Subtitles, are both designed on monthly subscriptions and/or service agreements which vary by usage.

The current sales price of the Ambassador Interpreter is $149, and we expect to receive recurring revenues through subscriptions to the “Pro” version of our app if it is launched.

In January 2019, we discontinued manufacturing the Pilot Smart Earbuds so we could focus our efforts on completing the development and marketing of the Ambassador Interpreter. We, however continued sales of our remaining inventory of the Pilot Smart Earbuds, which inventory was fully depleted in November 2019. We began pre-sales of the Ambassador Interpreter in May 2019, and began shipping in September 2020, with most pre-sales fulfilled throughout 2021 and a percentage of remaining pre-sales to be fulfilled in the first half of 2022.

Manufacturing and Production

We source materials for our products from all over the world and manufacture our products in China. Source materials we purchase, include chipsets, microphones, speakers, micro-electronic sensors and other materials, fabrics, tools and molds. Our software is developed in collaboration with third party software development teams located in the United States, Europe, the Middle East and China. Certain components of our software, including, our automatic speech recognition systems, machine translation engines, speech synthesis and multi-layered algorithms are licensed from third parties, which we believe makes our products uniquely superior in both our quality of translation capability and user experience.

Government Regulation

Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety.

Intellectual Property

We hold one patent and two trademarks. Our technology incorporates various off-the-shelf software which we license from third parties.

Competitors

There are several companies that build and sell competing voice and language earphone products. Our competitors range from small start-up companies that have not fully developed their products to global companies. For example, Google markets and sells smart earpieces that translate speech through the Google Translate app on a user’s smart phone, Chinese-based, Timekettle, sells an earbud translation system similar to ours, and Orion Labs, based in San Francisco, California, sells voice activated communication devices that translate speech. We believe that we differentiate ourselves through our superior translation software (more than 20 languages and 42 dialects), superior earpiece quality and our capability to deliver a superior translation experience. Additionally, as we release Audience and Subtitles to disrupt the in-person interpretation experience, we will be competing with traditional language service providers (LSPs) which provide human interpretation.

Employees

We currently employ three full-time employees and engage several independent contractors.

Property

We lease shared office space at 19 Morris Avenue, in Brooklyn, New York, and support remote work costs as a condition of executive staff employment, which may be dynamic from month to month. Our monthly rent is based on the number of desks needed each month. Our fixed monthly rent is approximately $2,800.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the “2021 Annual Period”), and the twelve-month period ended December 31, 2020 (the “2020 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on June 16, 2014. Our headquarters is located in Brooklyn, New York. We develop voice and language products for teams and professionals, specifically at the convergence of wearable technology and speech translation.

Results of Operation

Revenue

For the 2021 Annual Period, our revenue, net of returns and refunds, was $832,033, compared to $423,312 for the 2020 Annual Period. The increase in revenue during 2021, is primarily attributable to sale of our new product, the Ambassador Interpreter, which we launched in September 2020.

Cost of Sales

For the 2021 Annual Period, our cost of sales was $631,479 compared to $348,510 for the 2020 Annual Period. The increase in cost of sales for the 2021 Annual Period was primarily due to the increase in unit sales of the Ambassador Interpreter.

Gross Profit

For the 2021 Annual Period, our gross profit was $200,554, compared to $74,802 for the 2020 Annual Period. The increase in gross profit for the 2021 Annual Period, primarily resulted from the significant increase in revenue related to the launch of the Ambassador Interpreter.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. For the 2021 Annual Period, our operating expenses were $1,557,354, including $441,961 for sales and marketing expenses, $227,873 for research and development expenses and $887,520 for general and administrative expenses. For the 2020 Annual Period, our operating expenses were $1,207,264, including $145,981 for sales and marketing expenses, $228,704 for research and development expenses and $832,579 for general and administrative expenses. The increase in our operating expenses for the 2021 Annual Period, is primarily a result of increased sales and marketing activities.

Operating Loss

Our operating loss for the 2021 Annual Period was $1,356,800, compared to a $1,132,462 net operating loss for the 2020 Annual Period. The increase in operating loss for the 2021 Annual Period, is primarily due to higher sales and marketing expenses, offset in part by the increased gross profit.

Other Income/Expenses

Other income, net of other expense, for the 2021 Annual Period was $110,040 which consisted primarily of $124,879 of PPP loan forgiveness, $8,000 of grant income, $5,529 of prior period income tax and insurance refunds and $33 of interest expense, offset in part by $28,401 of interest expense. We incurred $2,858 of other income and expense in the 2020 Annual Period, which consisted of interest expense, net of interest income.

Net Income/Loss

Our net loss for the 2021 Annual Period was $1,246,760, compared to a net loss of $1,135,320 for the 2020 Annual Period, a difference of $111,440. The increase in net loss is primarily due to the additional sales, advertising and marketing costs associated with the launch and ongoing sales of the new Ambassador product.

Liquidity and Capital Resources

Since our inception, we have raised over $4,300,000, through various securities offerings, which funds were used for operations. As of December 31, 2021, we had $614,968 in unrestricted cash, compared to $136,408 in unrestricted cash as of December 31, 2020. The Company had restricted cash related to Indiegogo reserves of $27,372 and $27,372 as well as funds held in escrow with StartEngine of $100,000 and $0, as of December 31, 2021 and 2020, respectively. As of April 27, 2022 and excluding any future proceeds of our current Regulation A+ offering, we have sufficient capital to fund our operations through December 2022.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, the proceeds of various loans, and additional debt and/or equity financing we may obtain in the future, as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Debt

On April 7, 2020, we entered into a loan with Chase Bank in the principal amount of $66,207, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in April 2021.

On April 21, 2020, we obtained an economic disaster relief loan from the US Small Business Administration in the principal amount of $51,500 which is secured by all our assets. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. We were required to make monthly loan payments of $251 commencing in April 2021, twelve months from the date of the Note. We used the proceeds of the loan for working capital.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was to have been repaid on the date of the closing of the January 2021 offering, out of the proceeds of that offering. The loan was repaid in full on February 17, 2021.

On November 23, 2020, we obtained a short term $50,000 loan from PayPal Working Capital (“PayPal”). The loan had fixed interest of $6,880 and required weekly payments of $1,093.84, for 52 weeks. This loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan has a fixed interest of $9,343 and requires weekly payments of $1,485.43. As of December 31, 2021, there was $37,439 in principal and $2,668 in interest outstanding under the loan. The current PayPal loan matures on July 9, 2022.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, beginning twenty-four months from the date of this Note.

On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,300. Monthly payments were increased from $1,951 to $2,256. We are using the proceeds of the loan for working capital.

Plan of Operations

Throughout 2022, we intend to continue to focus on marketing and selling our Ambassador Interpreter, launching the Audience and Subtitles subscription service products in 2022. The table below outlines our significant goals for the next 12 months:

Estimated Completion Date	Milestone	Estimated Cost
Q2– 2022	Framework and preliminary testing of Audience and Subtitles subscription service products	$153,500
Q3 – 2022	Launch Audience and Subtitles subscription service products	$153,500
Q4 – 2022	Scale Ambassador and subscription service products	$153,500

The extent to which we will be able to complete the milestones outlined above is dependent upon our ability to fund the sales and marketing effort.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees

G. Andrew Ochoa	President, Chief Executive Officer, President, Secretary, Treasurer and Director	40	June 2014- Present	Full Time

Sergio Del Rio Diaz Georgiy Konovalov	Vice-President of Product Senior Software Engineer - Mobile	35 30	July 2014 – Present February 2016 – Present	Full Time Full-Time
Alisher Agzamov	Senior Software Engineer – Dev Ops	33	September 2017-Present	Contractor, 40 hours per week

Alexis Creuzot	iOS Developer	34	November 2016 – Present	Contractor, 40 hours per week

There are no arrangements or understandings between our executive officers and director and any other persons pursuant to which the executive officer or director was selected to act as such.

G. Andrew Ochoa, has served as our sole executive officer and as a director since our inception in July 2014, directing our business, operations and product strategy. Between July 2014 and May 2018, he served as our Vice President of Products, overseeing the product development strategy of our Pilot Smart Earbuds, including the sales/marketing initiatives that generated over $8 million in revenues. Between November 2014 and May 2016, Mr. Ochoa served as a product and support manager at Float Schedule, where he worked with management to outline product features, sales/marketing strategies, and business development initiatives.

Sergio Del Rio Diaz, has served as our Vice-President of Product since May 2018, and oversees all aspects of product development, including manufacturing, supply chain distribution, and software development integration. Between July 2014 and May 2018, Mr. Diaz served as our lead product engineer, where he was responsible for the industrial and mechanical design and product engineering of our Pilot Smart Earbuds. Between May 2009 and July 2014, Mr. Diaz was a product designer for a subsidiary of GE where he was responsible for designing and prototyping washing machines, ovens, refrigerators and dishwashers.

Georgiy Konovalov, has served as our Senior Software Engineer - Mobile since February 2016, leading our mobile application development across both android and iOS systems. He oversees software engineering research and development related to our hardware integration and communication protocols. Prior to joining us, between January 2014 and February 2016, Mr. Konovalov served as a senior software engineer at Technological ASBT, where he was responsible for implementing various national interest projects for the Republic of Uzbekistan, including the design of the Citizens Search System for the Ministry of Internal Affairs of Uzbekistan, the development of the Electronic Health Records system for the Uzbekistan Ministry of Healthcare and the design of a mobile Android app for Ipoteka Bank. Between October 2011 and January 2014, Mr. Konovalov served as a software engineer at Finnet Limited LTD, where he assisted in the development of the SAAS project, KPI.com.

Alisher Agzamov, has served as our Senior Software Engineer - Development Operations, since September 2017, and oversees the development of our backend systems, server infrastructure and automation processes. Between December 2013 and September 2017, he served as a senior software engineer at Advertising Network, where he was responsible for developing a high-load advertising platform. Between January 2015 and December 2016, Mr. Agzamov was the full-stack developer at Tabrier.

Alexis Creuzot, has served as lead iOS Developer since October 2017. Fascinated by new technologies and innovative interfaces, Alexis breathes everything Apple since the original iPhone release. At Waverly Labs, he helped bring both Pilot and Ambassador from the drawing board to the App Store, involving himself in each step of the process. Caring deeply about the quality and aesthetic of each project he works on, his skillset was shaped along the years by dozens of projects for all types of industries. He is also deeply engaged in the Open Source community where he contributes to several libraries, some as original author.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2021:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation		Total Compensation
G. Andrew Ochoa	President, Chief Executive Officer, President, Secretary, Treasurer and Director	$125,000	$5,150	(1)	$130,150

(1) Represents health benefits.

The directors do not receive any compensation for their service as directors.

We are party to an Employment Agreement dated June 1, 2016, with Mr. Ochoa. The Employment Agreement provides for an annual base salary of $85,000, which is subject to adjustment, from time to time, by our Board of Directors. In September 2021 his salary was increased to $125,000. We may terminate the agreement at any time, for any reason, on 10 days prior written notice, and Mr. Ochoa may terminate the agreement at any time, for any reason, on 30 days written notice. If Mr. Ochoa terminates his employment as a result of a material diminution of his duties, position or responsibilities, or because his total annual compensation is less than $125,000, and we fail to cure the same within 30 days following receipt of written notice, Mr. Ochoa shall be entitled to severance equal to six months base salary; unless we terminate all of our employees and consultants with management authority during such 30 day cure period, in which case no severance payment shall be due. If we terminate Mr. Ochoa without cause, Mr. Ochoa shall be entitled to severance equal to six months base salary.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding securities as of March 31, 2022, by (i) each person who we know owned, beneficially, more than 10% of our voting securities, and (ii) all current executive officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Series A Common Stock	Andrew Ochoa 19 Morris Avenue Brooklyn, New York 11205	2,528,750	0	99.9	5%

Series A Common Stock	All directors and officers as a group (1 person)	2,528,750	0	99.9	5%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

Waverly Labs Inc.

A Delaware Corporation

Financial Statements

December 31, 2021 and 2020

Waverly Labs Inc.

TABLE OF CONTENTS

Audited Financial Statements as of December 31, 2021 and December 31, 2020 and

for the years ended December 31, 2021 and December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Waverly Labs Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Waverly Labs Inc. (“the Company”) as of December 31, 2021, and 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock-Based Compensation

Description of the Critical Audit Matter

As discussed in Note 6 to the financial statements, The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management’s valuation of investments consisted of the following, among others:

•	Obtain and test management assumptions and analysis underlying the fair value assessed to stock option, agreeing those inputs to publicly available information and underlying executed option award agreements.

•	Reviewed the calculation and report for the Company’s share price that was used in the Black-Scholes option pricing calculation.

•	Reviewed Board Minutes for the year and subsequent period to ensure all equity awards were identified and recorded.

We have served as the Company’s auditor since 2020.

Spokane, Washington

May 2, 2022

WAVERLY LABS INC.

BALANCE SHEETS

As of December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
ASSETS
Current Assets:
Cash and cash equivalents	$614,968	$136,408
Restricted Cash	27,372	27,372
Funds held in escrow	100,000	-
Accounts Receivable	5,557	-
Prepaid expenses	28,539	43,815
Inventory	14,689	882
Inventory deposit	170,906	92,897
Security deposit	3,800	2,800
Total Current Assets	965,831	304,174

Non-Current Assets:
Property and equipment, net	220,762	323,068
Total Non-Current Assets
TOTAL ASSETS	$1,186,593	$627,242

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

BALANCE SHEETS

As of December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$50,717	$34,596
Accrued expenses	186,710	117,716
Loans payable - current	40,107	113,220

Deferred revenue, net	213,017	624,365
Total Current Liabilities	490,551	889,897
Long-Term Liabilities:

Loans payable - long term	496,335	101,845
Total Long-Term Liabilities	496,335	101,845

TOTAL LIABILITIES	986,886	991,742

Commitments & Contingencies	-	-

Stockholders' Equity
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,530,319 and 2,530,319 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 646,791 and 624,791 shares issued and outstanding, 646,791 and 624,791 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	64	62
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 1,112,247 and 879,677 shares issued and outstanding, 1,112,247 and 879,677 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	111	89
Treasury Stock, $0.0001 par, 889,724 and 889,441 shares held as of December 31, 2021 and December 31, 2020, all respectively	(273,579)	(271,072)
Additional paid-in capital	4,531,106	2,717,662
Accumulated deficit	(4,058,248)	(2,811,494)
Total Stockholders' Equity	199,707	(364,500)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,186,593	$627,242

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020

	12/31/2021	12/31/2020
Net revenues	$832,033	$423,312
Costs of goods sold	(631,479)	(348,510)
Gross profit	200,554	74,802

Operating Expenses:
General & administrative	887,520	832,579
Research & development	227,873	228,704
Sales & marketing	441,961	145,981
Total Operating Expenses	1,557,354	1,207,264

Loss from operations	(1,356,800)	(1,132,462)

Other Income/(Expense):
Interest expense	(28,401)	(2,985)
Other income	138,408	-
Interest income	33	127
Total Other Income/(Expense)	110,040	(2,858)

Loss before provision for income taxes	(1,246,760)	(1,135,320)

Provision for income taxes	-	-

Net loss	$(1,246,760)	$(1,135,320)

Basic net loss per share	$(0.30)	$(0.28)

Diluted net loss per share	$(0.30)	$(0.28)

Weighted average shares outstanding - basic	4,162,072	4,010,195

Weighted average shares outstanding - diluted	4,162,072	4,010,195

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2021 and December 31, 2020

											Total
									Additional		Stockholders'
	Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Paid-In	Accumulated	Equity /
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2019	2,530,319	$253	624,791	$62	699,557	$71	889,087	$(269,727)	$2,178,318	$(1,676,174)	$232,803
Stock repurchases	-	-	-	-	(354)	-	354	(1,345)	-	-	(1,345)
Issuance of Series C common stock for services	-	-	-	-	19,553	2	-	-	-	-	2
Stock-based compensation	-	-	-	-		-	-	-	2,883	-	2,883
Issuance of Series C common stock	-	-	-	-	160,921	16	-	-	569,403	-	569,419
Offering costs	-	-	-	-	-	-	-	-	(32,942)	-	(32,942)
Net loss	-	-	-	-	-	-	-	-	-	(1,135,320)	(1,135,320)
Balance at December 31, 2020	2,530,319	$253	624,791	$62	879,677	$89	889,441	$(271,072)	$2,717,662	$(2,811,494)	$(364,500)
Stock repurchases	-	-	-	-	-	-	283	(2,507)	-	-	(2,507)
Issuance of Series B common stock, stock options exercised	-	-	22,000	2	-	-	-	-	2,418	-	2,420
Stock-based compensation	-	-	-	-	-	-	-	-	32,832	-	32,832
Issuance of Series C common stock	-	-	-	-	232,570	22	-	-	1,964,705	-	1,964,727
Offering costs	-	-	-	-	-	-	-	-	(186,511)	6	(186,505)
Net loss	-	-	-	-	-	-	-	-	-	(1,246,760)	(1,246,760)
Balance at December 31, 2021	2,530,319	$253	646,791	$64	1,112,247	$111	889,724	$(273,579)	4,531,106	$(4,058,248)	$199,707

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
Cash Flows From Operating Activities
Net Loss	$(1,246,760)	$(1,135,320)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	107,104	58,738
Stock compensation expense	-	2,883
Common stock issued for services	32,832	35,868
Paycheck Protection Program loan forgiveness	(124,879)	-
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivables	(5,557)	-
(Increase)/Decrease in prepaid expenses	15,277	25,428
(Increase)/Decrease in inventory	(13,807)	464
(Increase)/Decrease in inventory deposit	(78,009)	(81,714)
(Increase)/Decrease in security deposit	(1,000)	(108,464)
Increase/(Decrease) in accounts payable	16,121	(8,219)
Increase/(Decrease) in accrued expenses	68,994	101,504
Increase/(Decrease) in deferred revenues	(411,348)	68,609
Increase/(Decrease) in accrued interest payable	7,998	-
Net Cash Used In Operating Activities	(1,633,034)	(1,040,223)

Cash Flows From Investing Activities
Purchase of property and equipment	(4,797)	108,464
Net Cash Used In Investing Activities	(4,797)	108,464

Cash Flows From Financing Activities
Proceeds from issuance of Class C common stock	1,867,143	533,553
Offering costs	(186,505)	(32,942)
Payments to repurchase stock	(2,507)	(1,345)
Proceeds from loans payable	731,915	213,761
Payments to repay loans	(293,655)	-
Net Cash Provided By Financing Activities	2,116,391	713,027

Net Change In Cash	478,560	(218,732)

Cash at Beginning of Period	163,780	490,976
Cash at End of Period	$642,340	$163,780

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$23,678	$-
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Waverly Labs Inc. (the “Company”), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2021 and 2020 totaled $277,453 and $69,958, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020 the Company’s cash and cash equivalents exceeded FDIC insured limits by $322,018 and $0, respectively. The Company also had restricted cash related to Indiegogo reserves of $27,372 and $27,372 and cash held in escrow with StartEngine of $100,000 and $0, as of December 31, 2021 and December 31, 2020, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of December 31, 2021 and December 31, 2020, the Company reported accounts receivable of $5,557 and $0, respectively.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

Inventory & Shipping and Handlings Costs

Inventory is stated at the lower of cost or market and accounted for using the First In, First Out method. The inventory balances as of December 31, 2021 and December 31, 2020 consist of finished goods held for sale and inventory components to be used in the manufacture of finished goods. Inventory of finished product recorded on the balance sheet totaled $14,689 and $882 as of December 31, 2021 and December 31, 2020, respectively. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $170,906 and $92,897 as of December 31, 2021 and December 31, 2020, respectively. Shipping and handling costs are expensed when incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances as of December 31, 2021 and December 31, 2020 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. Firmware capitalization is based on ASC 985 and is depreciated on the shorter of straight line or ratio of revenue recognized to total estimate of revenue. The Company’s property and equipment consisted of the following as of December 31, 2021 and December 31, 2020:

	2021	2020
Software and firmware	$357,477	$353,877
Computers and equipment	42,644	41,448
Machinery	23,981	23,980
Furniture and fixtures	817	817
Accumulated depreciation	(204,157)	(97,054)
Property and equipment, net	$220,762	$323,068

Depreciation expense	$107,104	$58,738

Depreciation in the amount of $104,614 is reflected in cost of goods sold for the year ended December 31, 2021 and $54,619 is reflected in cost of goods sold for the year ended December 31, 2020.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Stock options were valuded using Level 3 inputs.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods or completion of services has occurred, provided there is a persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. The Company conducted pre-sale crowdfunding campaigns on its products in 2020, which resulted in $531,725 of new customer deposits for future production at December 31, 2020. The pre-sale crowdfunding campaign was not in place in 2021 and as such, there was $0 of new customer deposits received in 2021 for future production. The remaining balance of deferred revenue from pre-orders associated with the crowdfunding campaign at December 31, 2021 and December 31, 2020 was $197,664 and $531,725, respectively. Deferred revenue from pre-orders not associated with the crowdfunding campaign at December 31, 2021 and December 31, 2020 was $15,353 and $92,640, respectively. $334,061 of the 2020 crowdfunding related deferred revenue was recognized as revenue in the twelve months ended December 31, 2021. Deferred revenue in total was $213,017 and $624,365 at December 31, 2021 and December 31, 2020, respectively. Deferred revenue is recognized at the time the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $227,873 and $228,704 for the periods ended December 31, 2021 and December 31, 2020, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company estimates its taxable losses for the years ended December 31, 2021 and 2020 to be $1,300,000 and $939,000, respectively. The Company has cumulative tax loss positions (net operating loss carryforwards) of $4,200,000 (estimated) at December 31, 2021 and $2,857,134 at December 31, 2020. The cumulative tax loss position at December 31, 2020 has been updated to reflect the amount reported on the Company’s Form 1120 for the year then ended. The Company has deferred tax assets of approximately $1,096,000 and $745,712 as of December 31, 2021 and December 31, 2020, respectively, from these net operating loss carryforwards and other book-to-tax differences, calculated using the Company’s combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company also has a $45,415 income tax credit at both December 31, 2021 and December 31, 2020. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and December 31, 2020.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

Due to the full valuation allowance, no provision for tax was recorded for the periods ended December 31, 2021 and December 31, 2020. The Company owes no federal or state tax as of December 31, 2021 and December 31, 2020. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At December 31, 2021 there were outstanding stock options convertible into 626,183 shares of common stock, however, they were excluded from the calculation of earnings per share as they were anti-dilutive.

Related Party Transactions

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in a cumulative net loss position of $4,058,248 as of December 31, 2021, had negative cash flows from operations of $1,633,034 and a net loss of $1,246,760 for the year ended December 31, 2021, holds less than a year worth of cash reserves as of December 31, 2021, and has working capital of $475,280 as of December 31, 2021.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

NOTE 4: DEBT

On April 7, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program (“PPP1”), a 24-month term loan agreement in the amount of $66,207, bearing interest at .98%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. The Company received forgiveness in full for PPP1 on April 1, 2021.

On April 21, 2020, the Company entered into a 30-year loan agreement with U.S. Small Business Administration in the amount of $51,500 bearing interest at 3.75%, with required monthly principal and interest payments of $251 beginning 12 months from the date of the loan agreement, the balance of principal and interest will be payable 30 years from the date of the loan agreement.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was to have been repaid on the date of the closing of the January 2021 offering, out of the proceeds of that offering. The loan was repaid in full on February 17, 2021.

On November 23, 2020, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $50,000. The Company is to remit $1,094 in 52 weekly installments to PayPal until $56,880 is paid back. This loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan has a fixed interest of $9,343 and requires weekly payments of $1,485. As of December 31, 2021, there was $37,439 in principal and $2,668 in interest outstanding under the loan. The current PayPal loan matures on July 9, 2022.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, beginning twenty-four months from the date of this Note.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,400. Monthly payments were increased from $1,951 to $2,256. We intend to use the proceeds of the loan for working capital.

Total interest expense for the twelve months ended December 31, 2021 was $28,401.

Future minimum debt payment under the Company’s outstanding loans are as follows as of December 31, 2021:

Minimum Debt Payments
2022	$38,192
2023	3,012
2024	25,572
2025	30,084
2026	30,084
Thereafter	400,195
Total	$527,139

NOTE 5: STOCKHOLDERS’ EQUITY

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Series A Common Stock other than in respect to voting and information rights, where Series A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of December 31, 2021 and December 31, 2020, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively. As of December 31, 2021 and December 31, 2020, 646,791 and 624,791 shares of Series B Common Stock were issued and outstanding, respectively.

During the year ended December 31, 2021 and the year ended December 31, 2020, the Company raised proceeds of $1,867,143 and $533,553, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation A and Regulation Crowdfunding, issuing 232,570 and 160,921 shares of Series C common stock, respectively, at a price of $8.86 per share. As of December 31, 2021 and December 31, 2020, 1,112,247 and 879,677 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2021 and December 31, 2020, $100,000 and $0, respectively, were recorded as funds held in escrow (asset) on the balance sheet.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

During the year ended December 31, 2021, the Company bought back 283 shares of Series C Common Stock at $8.86 per share for $2,507. Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2021 and December 31, 2020. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprised 759,857 of the awards granted since the Plan’s inception, net of forfeitures.

In 2020, the Company granted 19,533 shares of restricted stock, of which 18,079 were vested as of December 31, 2021 and 9,439 shares were vested as of December 31, 2020, at a price of $3.80 per share, resulting in compensation expense of $32,832 and $35,868 for the years ended December 31, 2021 and December 31, 2020, respectively. The remaining shares vest in January and February 2022. Shares available for grant under the Plan amounted to 14,528 and 181,613 as of December 31, 2021 and December 31, 2020, respectively.

In January 2021, 22,000 options were exercised, and shares of Series B common stock were issued. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new VP of Marketing and Communications. The options vest as follows: 37.5% on the eighteen (18) month anniversary of the grant and the remaining options vest in thirty-six (30) equal installments on each monthly anniversary of the grant date. On October 1, 2021, the Company granted 54,217 shares of Series B Common Stock to its Development Consultant. The options vest as follows: 25% on the sixth (6) month anniversary of the grant and the remaining options vest in thirty-six (36) equal installments on each monthly anniversary of the grant date. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new Back-End Developer. The options vest as follows: 25% on the twelfth (12) month anniversary of the grant and the remaining options vest in twenty-nine (29) equal installments on each monthly anniversary of the grant date.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the periods ended December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	481,098	$0.114	481,098	$0.115
Granted	167,085	$2.30	-	$-
Exercised	(22,000)	$0.11	-	$-
Forfeited	-	$0.11	-	$-
Outstanding - end of year	626,183	$0.20	481,098	$0.115

Exercisable at end of year	459,098	$0.12	481,098	$0.114

Weighted average grant date fair value of options granted	$0.42		N/A

Weighted average duration to expiration of outstanding	7.1		6.3

The value of the stock options issued in 2021 is $70,176. This value is based on the $0.92 fair market value of a share of the Company’s Series B Common Stock, as determined by an independent and qualified consultant engaged to estimate the fair market value of the Series B Common Stock as of December 31, 2021, in compliance with Internal Revenue Code Section 409 and a $0.42 value per option as calculated using the Black-Scholes model. Stock compensation expense related to these options will be recognized starting in 2022, based on the vesting schedules noted above. See also Note 11: Subsequent Events.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. On November 1, 2019, the Company entered into a new 12-month lease with monthly rent payments of $1,400. On November 1, 2020 and 2021 the lease automatically renewed. Rent payment is dependent on the number of desks needed. Rent expense for the periods ended December 31, 2021 and December 31, 2020 totaled $47,490 and $74,400, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

We were materially and adversely affected by the COVID-19 outbreak in 2020 and 2021. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods for non-public companies beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: CONCENTRATION

Substantially all the Company’s inventory is from one manufacturer and the loss of this manufacturer could have a material impact on the Company’s operations.

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through May 2, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

In February 2022, the Company’s VP of Marketing and Communications resigned and forfeited 56,434 in stock options.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and December 31, 2020 and for the years ended

In March 2022, the Small Business Administration extended the loan repayment start date for economic disaster relief loans issued by the US Small Business Administration, the principal amounts of which totaled $489,700 at December 31, 2021, from twenty-four months to thirty months from the effective date of each loan.

From January 1 to May 2, 2022, the Company raised additional funds from its Regulation A Crowdfunding campaign in which 4,518 shares of Series C Common Stock were issued in exchange for gross proceeds of $36,521 or $35,243, net of fees. The price per share ranged from $7.42 to $8.86. The funds were disbursed to the Company in April 2022.

See accompanying Independent Auditor’s Report

ITEM 8. EXHIBITS

EXHIBITS

1.	Posting Agreement with StartEngine Crowdfunding, Inc.(1)

2.1	Amended and Restated Certificate of Incorporation(2)

2.2	Second Amended and Restated Bylaws(3)

2.3	Voting Agreement(4)

4.1	Form of Subscription Agreement(5)

6.1	Stock Option Plan(6)

6.2	Employment Agreement with Andrew Ochoa(7)

8.	Escrow Services Agreement(8)

12.1	Opinion of Alliance Legal Partners, Inc. for Regulation A+ Offering (9)

(1)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex1.htm.

(2)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex2-1.htm.

(3)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex2-2.htm.

(4)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex2-3.htm.

(5)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex4-1.htm.

(6)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex6-1.htm.

(7)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex6-2.htm.

(8)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex8.htm.

(9)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex12-1.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, NY, on May 2, 2022.

WAVERLY LABS INC.

By	/s/ Andrew Ochoa
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	May 2, 2022